Mail Stop (Room 4561)
      March 16, 2006


Robert Genesi
President
Frontier Energy Corporation
2413 Morocco Avenue
North Las Vegas, Nevada 89131


Re:   	Frontier Energy Corporation
	Item 4.01 Form 8-K
      Filed March 13, 2006
      File No. 033-05844-NY


Dear Mr. Genesi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Revise to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation SB. It is not sufficient to state that the former accountant has "decided to withdraw from the Public Company Auditing Oversight Board and will no longer be performing public company audits" as that wording is unclear to the reader.
2. We note your disclosure that during the years ended December
31,
2004 and 2003 and the subsequent interim period prior to engaging
De
Joya Griffith & Company, LLC that neither the Company nor someone on its behalf consulted the newly engaged accountant regarding any matter. Describe the relationship, if any, between De Joya & Company and De Joya Griffith & Company, LLC, and why you believe that additional disclosures are not required in accordance with Item
(a)(2) of Regulation SB.


         *******

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation
S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.






	If you have any questions, please call Morgan Youngwood at
(202)
551-3479 or myself at (202) 551-3730.

							Sincerely,



							Stephen Krikorian
							Accounting Branch Chief


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Robert Genesi
GTDATA Corporation
March 16, 2006
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